Exhibit 1.5
FOR IMMEDIATE RELEASE
WEGA MINING REACHES AGREEMENT ON
EMPLOYMENT ARRANGEMENTS
Toronto, Canada and Oslo, Norway — December 10, 2007 — On November 5, 2007, Wega Mining Inc. (the “Offeror”), a wholly-owned subsidiary of Wega Mining ASA (“Wega Mining”), made an offer to acquire all of the issued and outstanding common shares of Goldbelt Resources Ltd. (TSX: GLD) (“Goldbelt”) for Cdn.$1.55 in cash per share (the “Offer”). One of the conditions of the Offer is that Goldbelt shall have entered into a new employment agreement with Mr. Collin Ellison, in a form and on terms satisfactory to the Offeror. In addition, in the Support Agreement among Goldbelt, Wega Mining and the Offeror, Goldbelt agreed to use its best efforts to negotiate and enter into new employment agreements with certain individuals, in each case in a form and on terms satisfactory to the Offeror.
Wega Mining is pleased to announce that new employment agreements (the “New Employment Agreements”) have been entered into with the following employees of Goldbelt: Mr. Collin Ellison, Dr. Peter Turner, Mr. David McNee and Mr. Saidou Ide (collectively, the “Employees”). The New Employment Agreements will become effective upon the completion of the Offer.
The general terms of the proposed employment agreements were disclosed in the Offeror’s offer and circular dated November 5, 2007 (the “Circular”) mailed to shareholders of Goldbelt in connection with the Offer, which are consistent with the terms of the New Employment Agreements.
New Employment Agreement with Mr. Ellison
Under Mr. Ellison’s New Employment Agreement, Mr. Ellison will hold the title of Chief Operating Officer of Wega Mining and will report to the Chief Executive Officer of Wega Mining. Under this New Employment Agreement, the total compensation paid to Mr. Ellison for his services will be commensurate with market compensation of similarly situated and experienced employees in the mining industry. The components of this compensation will be as follows:
•	Mr. Ellison’s annual base salary will be approximately 215,000 Euros plus a cost of living allowance of approximately 62,000 Euros per year while on temporary assignment in Europe and other benefits similar to those to which he is currently entitled;

•	Mr. Ellison will be entitled to participate in Wega Mining’s stock option plan with an initial grant of options to acquire 500,000 shares of Wega Mining with an exercise price equal to the market price thereof at the time of grant; and

•	Mr. Ellison will be entitled to cash bonuses that are expected to be payable in 2009, such bonuses to be based on the achievement of certain targets associated with production at the Inata Gold Project during a prescribed period. The aggregate amount of these cash bonuses will not in any event exceed 100% of Mr. Ellison’s annual base salary.
New Employment Agreements with Other Employees
The annual salary or fee, as applicable, to which each of Dr. Turner and Mr. McNee will be entitled under his New Employment Agreement will be the same as the salary or fee, as applicable, to which he is entitled under his current employment arrangement with Goldbelt on a net basis. Mr. Ide’s annual salary under his New Employment Agreement will be higher than the salary to which he is entitled under his current employment arrangement with Goldbelt. This increase in Mr. Ide’s salary is commensurate with the additional level of responsibility he will undertake as the Inata Gold Project enters its development stage.

As described in the Circular, under their New Employment Agreements, Dr. Turner and Mr. McNee will each be entitled to participate in Wega Mining’s stock option plan and will each initially be granted options (with an exercise price equal to the market price thereof at the time of grant) commensurate with the entitlements of similarly situated employees of Wega Mining. The New Employment Agreement with Mr. Ide will not provide for the grant of any options.
As described in the Circular, each of Dr. Turner, Mr. McNee and Mr. Ide (the “Other Employees”) will be entitled under his New Employment Agreement to cash bonuses payable based on the achievement of certain targets. Dr. Turner will be entitled under his New Employment Agreement to cash bonuses payable based on his performance in identifying acquisitions that are approved by Wega Mining and the successful consummation of those acquisitions. Each of Mr. McNee and Mr. Ide will be entitled under his New Employment Agreement to cash bonuses that are expected to be payable in 2009, such bonuses to be based on the achievement of certain targets associated with production at the Inata Gold Project during a prescribed period. The aggregate cash bonuses payable to Mr. McNee will be limited to 100% of his annual fee. The aggregate cash bonuses payable to Mr. Ide will be limited to 50% of his annual salary.
Change of Control Payments
As described in the Circular, each of the Employee’s existing employment agreements terminates in accordance with its terms upon a change of control of Goldbelt (unless that Employee consents in writing to continue his employment thereunder). Upon such termination, Mr. Ellison is entitled to a lump sum payment in an amount equal to 18 months’ of his base salary, as well as any other amounts payable to Mr. Ellison at law, and a cash bonus equal to $697,500 (based on the Offer price) and each of the Other Employees is entitled to a lump sum payment in an amount equal to 18 months’ salary or fee, as applicable (the “Change of Control Payment”). If consummated, the Offer will constitute a change of control for purposes of the Employees’ existing employment agreements, resulting in the termination of each such agreement and entitling each Employee to his Change of Control Payment. Accordingly, upon completion of the Offer and his New Employment Agreement becoming effective, each of the Key Employees will receive an amount equal to his Change of Control Payment.
Securities Owned by Employees
In the Support Agreement, the parties agreed, among other things, that (a) all Goldbelt shares issuable pursuant to performance rights, regardless of whether the applicable performance targets have been met, will be issued concurrent with the first scheduled expiry of the Offer so that those shares may be tendered into the Offer; and (b) all holders of options for Goldbelt shares will be permitted to exercise the options concurrent with the first scheduled expiry of the Offer, regardless of whether their options were otherwise exercisable.
According to information provided by Goldbelt, at the time the Offer was made:
(a)	Mr. Ellison held options (all of which had previously vested) exercisable for 300,000 Goldbelt shares and performance rights (600,000 which had previously vested) entitling him to obtain 800,000 Goldbelt shares, representing in the aggregate approximately 1.2% of Goldbelt’s shares;

(b)	Dr. Turner held performance rights (of which 700,000 had previously vested) entitling him to obtain 1,000,000 Goldbelt shares, representing approximately 1.1% of Goldbelt’s shares;

(c)	Mr. McNee held options (none of which had previously vested) exercisable for 500,000 Goldbelt shares, representing approximately 0.5% of Goldbelt’s shares; and

(d)	Mr. Ide held options (50,000 of which had previously vested) entitling him to 100,000 Goldbelt shares, representing approximately 0.1% of Goldbelt’s shares.
Each of the above percentages are on a fully diluted basis, inclusive of shares issued pursuant to the Offeror’s subscription under the Support Agreement and pursuant to a pre-existing obligation of Goldbelt.

About Wega Mining ASA
Wega Mining ASA is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. Wega Mining currently holds exploration licenses in Guinea, Canada, Portugal, Ecuador, Romania and Norway, and a gold-copper development project in Canada. It trades on Oslo Axess, an exchange regulated by the Oslo Stock Exchange. Additional details about Wega Mining can be found in its most recent annual report and listing prospectus available at www.wegamining.com.
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
This press release contains certain forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The reader of this press release is cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror or Wega Mining to be materially different from the Offeror’s or Wega Mining’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold and certain other commodities (such as zinc, copper, silver, fuel and electricity) and currency exchange rates; changes in interest rates or gold lease rates; risks arising from holding derivative instruments; inflationary pressures; ability to successfully integrate acquired assets; legislative, political and economic developments in the jurisdictions in which the Offeror, Wega Mining or Goldbelt carries on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the Offeror’s, Wega Mining’s or Goldbelt’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with mining or development activities, including conducting such activities in remote locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of reserves or mineralization; adverse changes in the Offeror’s or Wega Mining’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.
For Further Information:
Wega Mining ASA
Lars Marius Furu, CEO
+47 23160100